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                                                                    EXHIBIT 8(c)

                   [LETTERHEAD OF MANATT, PHELPS & PHILLIPS]






                               January 10, 1995



Board of Directors
Stan-Shaw Corporation
1595 Spruce Street
Riverside, California  92507

          Re:  Certain Federal Income Tax Consequences of
               the Acquisition of Stan-Shaw Corporation
               ----------------------------------------

Ladies and Gentlemen:

          In accordance with your request, we provide the following analysis and opinions relating to certain federal income tax consequences of the transaction (the "Stan-Shaw Reorganization") whereby a wholly-owned subsidiary of Norwest Corporation ("Norwest") referred to as Merger Co. III will merge with and into Stan-Shaw Corporation ("Stan-Shaw") pursuant to that certain Agreement and Plan of Reorganization dated as of December 7, 1994, and the Agreement of Merger of Stan-Shaw Corporation and Merger Co. III attached as an exhibit thereto (the "Agreement of Merger").

          In the Stan-Shaw Reorganization, Merger Co. III shall be merged with and into Stan-Shaw by a statutory merger in accordance with the General Corporation Law of the State of California. The separate existence of Merger Co. III shall cease and Stan-Shaw shall be the surviving entity. Stan-Shaw shall succeed, without other transfer, to all the rights and property of Merger Co. III and shall be subject to all the debts and liabilities of Merger Co. III in the same manner as if Stan-Shaw had itself incurred them.

          Each share of common stock of Merger Co. III which shall be outstanding immediately prior to the Stan-Shaw Reorganization shall automatically be converted to one share of common stock of Stan-Shaw. Each share of common stock of Stan-Shaw which

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MANATT, PHELPS & PHILLIPS

Board of Directors
January 10, 1995
Page 2

shall be outstanding immediately prior to the Stan-Shaw Reorganization (other than shares which are dissenting shares within the meaning of the General Corporation Law of the State of California) shall, without any action on the part of the holder thereof, cease to be outstanding and be converted into and exchanged for the right to receive shares of Norwest voting common stock in a ratio specified in the Agreement of Merger. Dissenting shares shall not be converted into the right to receive shares of Norwest common stock, but shall be entitled to such rights as are granted under the General Corporation Law of the State of California. No fractional shares of Norwest common stock shall be issued in the Stan-Shaw Reorganization, but instead fractional shares shall be converted to cash under a formula in the Agreement of Merger.

          Our analysis and the opinions set forth herein are based upon the facts as set forth in that certain Agreement and Plan of Reorganization referred to above, including the exhibits thereto. Our opinions are also based on the facts set forth in the Registration Statement on Form S-4 being filed with the Securities and Exchange Commission on the date hereof (the "Registration Statement"), certain written representations to us from Stan-Shaw, Norwest and Merger Co. III in letters of even date herewith, and certain written representations to us in letters from the persons who are the Stan-Shaw shareholders holding at least 5% of Stan-Shaw's issued and outstanding stock. The facts contained in the above-referenced documents are incorporated herein by reference as the operative facts underlying the tax opinions set forth herein. One of our key assumptions for purposes of this letter is that the facts set forth in those documents are accurate on the date of this analysis and remain accurate to the date of the closing of the Stan-Shaw Reorganization and are otherwise true, complete, and correct. Any change or inaccuracy in such facts may adversely affect our opinions.

          We have acted as special counsel to Stan-Shaw in connection with the Stan-Shaw Reorganization and are rendering these opinions to Stan-Shaw at its request. In rendering these opinions, we have examined such documents, laws, regulations and other legal matters as we have considered necessary or appropriate for purposes of the opinions expressed herein. We have not made any independent investigation in rendering these opinions other than as described herein.

          Our opinions are based upon the Internal Revenue Code of 1986, as amended (the "Code"), as of the date hereof and currently applicable Treasury Regulations promulgated under the Code (including proposed Treasury Regulations), published administrative positions of the Internal Revenue Service in revenue rulings and revenue procedures, and judicial decisions. Such legal authorities are all subject to change, either prospectively or retroactively.
No assurance can be provided as to the effect of any such change upon our opinions.

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MANATT, PHELPS & PHILLIPS

Board of Directors
January 10, 1995
Page 3

          The opinions set forth herein have no binding effect on the Internal Revenue Service or the courts. No assurance can be given that, if contested, a court would agree with the opinions set forth herein. The opinions set forth herein represent rather our best legal judgment as to the likely outcome of the issues addressed herein if such issues were litigated.

          In the case of a transaction as complex as the Stan-Shaw Reorganization, many federal, state and local income and other tax consequences arise. We have been asked only to address the issues specifically set forth below. No opinion is expressed regarding any other issues.

          This letter is being issued solely for the benefit of Stan-Shaw and for the benefit of the Stan-Shaw shareholders as of the date of the Stan-Shaw Reorganization. It may not be relied upon by any other person without our prior written consent.

          Subject to the foregoing, our opinions regarding the Stan-Shaw Reorganization are as follows:

          1. The Stan-Shaw Reorganization will constitute a reorganization within the meanings of Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code. No gain or loss will be recognized by any of the corporate parties to the reorganization.

          2. No gain or loss will be recognized by the holders of the Stan-Shaw common stock upon receipt of Norwest common stock in the Stan-Shaw Reorganization except for cash received in lieu of fractional shares.

          3. The basis of the shares of Norwest common stock received by the shareholders of Stan-Shaw in the Stan-Shaw Reorganization will be the same as the basis of the Stan-Shaw common stock exchanged therefor, reduced by any amount allocable to fractional share interests for which cash is to be received.

          4. The holding period of the shares of Norwest common stock received by the shareholders of Stan-Shaw in the Stan-Shaw Reorganization will include the holding period of the Stan-Shaw common stock exchanged therefor, provided such shares were held as a capital asset as of the closing of the Stan-Shaw Reorganization.

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MANATT, PHELPS & PHILLIPS

Board of Directors
January 10, 1995
Page 4

          We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement.

                              Very truly yours,


                              /s/ Manatt, Phelps & Phillips